Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

May 25, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, DC  20549

Attention:

Andrew Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Jason Niethamer, Accounting Reviewer

Catherine Brown, Staff Attorney

Re:

Fresh Harvest Products, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2010

Filed February 15, 2011

File No. 000-51390

Ladies and Gentlemen:

Fresh Harvest Products, Inc. (the “Company”) confirms receipt of the letter dated April 7, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing an amended Annual Report on Form 10-K/A (the “Amended 10-K”) with this response letter.

Form 10-K for the Fiscal Year Ended October 31, 2010

General

Comment #1:

To the extent comments below also apply to your preliminary proxy statement on Schedule 14A that we are concurrently reviewing, please revise your preliminary proxy statement accordingly.

Response:

In accordance with the Staff’s comment, the Company intends to revise its preliminary proxy statement on Schedule 14A.

Products, page 7

Comment #2:

Please disclose the name of your principal suppliers.  Refer to Item 101(h)(4)(v) of Regulation S-K.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see page 8 of the Amended 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of …, page 17

Overview, page 17

Comment #3:

In the fourth paragraph under this heading you state that some of your products include organic coffee from South America and Africa.  Please ‘revise your business section to provide disclosure regarding your organic coffee if it is one of your principal products.  Refer to Item 101(h)(4)(i) of Regulation S-K.

Response:

The Company respectfully informs the Staff that it was an error to state that organic coffee from South America and Africa is a Company product.  The Company has revised Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Amended 10-K to delete such statement.

Consolidated Statement of Operations, page 27

Comment #4:

Please revise to present depreciation expense as an operating expense in accordance with SAB topic 11B.

Response:

Please see the Amended 10-K for the reclassification of depreciation expense to cost of goods sold, general and administrative expenses and sales and marketing expenses in the consolidated statement of operations.

Consolidated Statement of Cash Flows, page 29

Comment #5:

Please elaborate on your basis for presenting stock issued for the acquisition of assets, fees related to the asset acquisition agreement, stock issued for services and stock issued for conversion of debt as adjustments to reconcile net loss to cash flows used in operating activities.  In this regard, tell us what consideration you gave to presenting these transactions as non cash investing and financing activities.  Please tell us how your classification complies with FASB ASC 230-10-50-3 through 50-6.

Response:

Please see the Amended 10-K for the reclassifications of the above stated items to non-cash financing activities.

Note 1.  General Organization and Business, page 30

Material Agreement, page 30

Comment #6:

We note on March 2, 2010 you entered into an Asset Purchase Agreement with Take and Bake Inc., doing business as A.C. LaRocco Pizza Company.  Please clarify whether you accounted for the transaction as a business combination or an asset acquisition and the basis for your accounting treatment.  Reference is made FASB ASC 805-10-25-1.

Response:

Under the guidance under ASC 805-10-25-1; “an entity shall determine whether a transaction or other event is a business combination by applying this Subtopic, which requires that the assets acquired and liabilities assumed constitute a business.”

On March 2, 2010, the Company acquired substantially all of the assets of Take and Bake, Inc. under an asset purchase agreement.  However, the identifiable assets as of March 2, 2010 of Take and Bake, Inc. exceeded 10% of the Proforma Consolidated Balance Sheets as of January 31, 2010  and constitutes a business, the transaction was accounted for on the acquisition method as presented in Form 8-K/A filed with the SEC on February 14, 2011.

In accordance with ASC 805-10-25-1, since the identifiable assets constitute a business, the combination was accounted for by applying the acquisition method.

Note 2.  Summary Of Significant Accounting Policies, page 32

Impairment of Goodwill, page 34

Comment #7:

We note your goodwill impairment charge associated with AC LaRocco in the amount of $666,512 during the year ended October 31, 2010.  Please tell us in which prior reporting period you previously recorded this goodwill.

Response:

As of October 31, 2010 and as presented in Note 2 Summary of Significant Accounting Policies in Form 10-K filed with the SEC on February 15, 2010;  “Based upon a combination of factors including a lower stock price of the Company’s common stock since March 2, 2010, the New A.C LaRocco’s operating losses since March 2, 2010, and challenging macro-economic conditions, the Company concluded that sufficient indicators existed to require it to perform a goodwill impairment analysis.”

Consideration was given to restating the amount of consideration paid in the Asset Purchase Agreement, however, since the Asset Purchase Agreement was silent as to how the 15,000,000 shares of the Company’s common stock would be valued, the 15,000,000 shares were valued at a per share price of $.03 or $450,000 based on the closing price of the Company’s common stock on March 2, 2010.

Management of the Company effectively reduced the carrying value of the Goodwill for this transaction through its annual impairment analysis as of October 31, 2010 as to not disturb or otherwise change the provisions of the original Asset Purchase Agreement.

Note 10.  Commitments and Contingencies.  page 41

Comment #8:

Please explain your basis for presenting the $450,000 in unpaid consideration in the form of 15,000,000 shares of Company stock as a contingency, including the guidance you relied on.

Response:

As of October 31, 2010, management of the Company, recorded the $450,000 as a commitment/contingency on the Consolidated Balance Sheet because it was a direct Commitment under the Asset Purchase Agreement dated March 2, 2010, the consideration had yet to be paid as October 31, 2010 in the form of 15,000,000 shares of the Company’s common stock and the consideration is to be satisfied in the form of the issuance of the common shares rather than in cash.

The guidance of ASC 440 – Commitment was relied upon for this issue.

Comment #9:

Please explain your basis for not recording the unfunded investment commitment of $292,349, including the guidance you relied on.

Response:

As of October 31, 2010, management of the Company, did not record the $292,349 as a commitment/contingency on the Consolidated Balance Sheet because it was not a direct Present or Past Commitment under the Asset Purchase Agreement dated March 2, 2010, rather it a subject of the Asset Acquisition Memorandum both parties entered into at the same time as the Asset Purchase Agreement.  The Memorandum provided that the Company fund up to $500,000 as working capital for the New AC LaRocco over a six (6) month period, however, since the investment commitment was not a direct part of the Asset Purchase Agreement, the funding had yet to take place nor were there any identifiable assets as of October 31, 2010 for this future commitment; it was not recorded as a commitment/contingency on the face of the balance sheet, however, disclosure was provided in the Form 10-K filed with the SEC on February 15, 2011 in the notes to the financial statements and in the management discussion and analysis.

The guidance of ASC 440 – Commitment was relied upon for this issue.

Item 11.  Executive Compensation, page 49

Summary Compensation Table, page 49

Comment #10:

Please confirm that the amount reported in your summary compensation table for the stock awards to Mr. Friedman in 2009 reflect the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718.  Refer to Item 402(n)(2)(v) of Regulation .S-K.  Alternatively, revise to provide the disclosure required by this Item.

Response:

The Company confirms that the stock awarded to Mr. Friedman on February 2, 2009 reflects the grant date’s fair value based on the closing price of the Common Stock on the grant date and the stock was valued and issued in accordance with the provisions set forth in ASC 718 regarding stock issued to employees of the Company.

Employees and Employment Agreements, page 49

Comment #11:

Please disclose the material terms of Mr. Friedman’s employment agreement that were in effect during the fiscal year ended October 31, 2010.  Refer to Item 402(o)(1) of Regulation S-K.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see page 53 of the Amended 10-K.

Directors’ Compensation, page 49

Comment #12:

Please reconcile your disclosure in the first sentence under this heading with your disclosure in the second sentence.  In this regard, it appears that you currently do not have any authorized shares available for issuance.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see page 56 of the Amended 10-K.

Item 12.  Security Ownership of Certain Beneficial Owners and Management ..., page 50

Comment #13:

Based on the disclosure on page 5 in your preliminary information statement filed April 23, 2010, it appears that you had several five percent or greater shareholders at that time.  To the extent required, please disclose the information required by Item 403 of Regulation S-K with respect to your five percent or greater shareholders.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see page 54 of the Amended 10-K.

Item 13.  Certain Relationships and Related Transactions and Director …, page 50

Comment #14:

Please disclose the information required by Item 404(d) of Regulation S-K with respect to your related party loans.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see page 55 of the Amended 10-K.

Item 15.  Exhibits and Financial Statement Schedules, page 52

Comment #15:

Please file complete, unredacted copies of Exhibits 2.2 and 10.1.

Response:

In accordance with the Staff’s comment, the Company has filed unredacted copies of Exhibits 2.2 and 10.1 with the Amended 10-K.

The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton Parker, Esq. at (305) 539-3306.

Very truly yours,

/s/ Michael Jordan Friedman

President and Chief Executive Officer